

000001
000
BHP
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

bhpbilliton

resourcing the future





Company reports online
Access 2009 Annual Report, Summary Review,
Notice of Meeting, Sustainability Summary Report
and other information online – visit *bhpbilliton.com*

Vote online
Visit *bhpbilliton.com* and select 'vote online'

BHP Billiton Plc
Shareholder Pack 2009

043428_00VLGE

BHP Billiton Plc
Neathouse Place London SW1V 1BH
United Kingdom
Tel: +44 (0) 20 7802 4000
Fax: +44 (0) 20 7802 4111
A member of the BHP Billiton group
www.bhpbilliton.com

Questions from Shareholders

The Annual General Meeting (AGM) of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, London, on Thursday, 29 October 2009 at 11.00 am. If you are unable to attend the meeting, you are invited to submit any questions you may have. This form is provided as a convenient way to do so.

Please return your completed question form to our Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, or by facsimile to +44 870 703 6076 at least 5 business days before the AGM. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you can email the Company's Registrar at web.queries@computershare.co.uk.

You may also submit written questions to the auditor if the questions are relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM.

We will endeavour to address the more frequently raised questions during the course of the AGM. If time does not permit us to address all frequently raised questions at the AGM we will prepare responses and make these available on our website.

Question(s):   Please mark ☒ if it is a question directed to the Auditor

1.

☐

2.

☐

3.

☐

4.

☐

5.

☐



Thank you for your time.

Registered office as above
Registered in England and Wales, Number 3196209

B H P B


Proxy Form

All correspondence to:
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
United Kingdom
Telephone: +44 844 472 7001
Facsimile: +44 870 703 6076


LODGEMENT OF A PROXY

This proxy must be received by 11.00 am (London time) on Tuesday, 27 October 2009
Any Proxy Form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting.

How to complete this form

Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder's name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

Appointment of additional proxies

You may appoint more than one proxy provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting the Registrar's helpline listed below under "Any questions?", or you may photocopy this form. Please indicate in the box next to the proxy holder's name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. When appointing multiple proxies, failure to specify the proportion or number of shares each proxy may exercise will result in the votes being divided equally among the proxies and specifying a number of shares in excess of those held by you will result in your proxy appointments being invalid.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or abstain from voting) on any resolution, place a mark ("X") in the "For", "Against" or "Vote Withheld" box for each resolution. The "Vote Withheld" option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

CREST electronic proxy appointment service

To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer's agent (ID number 3RA50) not later than 48 hours before the time appointed for holding the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer's agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in the Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Signing instructions

You must sign this form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.

Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company's Share Register.

Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Company's Registrar by the time above or be enclosed with this form, and the words "authorised signatory" should be added under the signature on the front of this form.

Companies: Where the holding is in the name of a company, then this form must be given under the Common Seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.

Electronic proxy lodgement: To appoint a proxy electronically go to www.bhpbilliton.com, click on "Vote online" then follow the instructions. To access this service you will need your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the top right hand corner of the front of this form.
If you hold shares through CREST you may appoint a proxy or proxies through the CREST electronic proxy appointment service.

Any questions?

Telephone: +44 (0) 844 472 7001 if you have any questions on how to complete this proxy form or to obtain additional forms.

Documents may be lodged:

 **VIA THE INTERNET**

 **BY FAX**

 **BY MAIL**

 **IN PERSON**

VIA THE INTERNET	BY FAX	BY MAIL	IN PERSON
www.bhpbilliton.com	+44 870 703 6076	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8AE United Kingdom

B H P B

043428_00VLGE



Shareholder Reference Number (SRN)

C 1234567890   I N D
<PIN: 99999>



Appointment of Proxy

I/We being a member/s of BHP Billiton Plc and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark box with an 'X')	**OR**		the name of the person (or body corporate) you are appointing, if **someone other than** the Chairman of the Meeting.		Number of shares being voted

or failing attendance at the meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given, as he or she sees fit, at the Annual General Meeting of BHP Billiton Plc to be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on Thursday, 29 October 2009 at 11.00am and at any adjournment thereof. Should any resolution(s), other than those specified, be proposed at the Meeting, my/our proxy may vote on those matters as he or she thinks fit.

☐ Please tick here to indicate that this proxy appointment is one of multiple appointments being made.

Please Note: to fully inform shareholders in exercising their right to vote, please be aware that if you appoint the Chairman as your proxy and provide no directions on how to vote, the Chairman intends to vote available proxies in the manner set out beside each resolution:

Voting directions to your proxy   Please mark ☒ (within the box) to indicate your directions

			For	Against	Vote Withheld
For	1	To receive the 2009 Financial Statements and Reports for BHP Billiton Plc and BHP Billiton Limited	☐	☐	☐
For	2	To re-elect Mr Carlos Cordeiro as a Director of BHP Billiton Plc and BHP Billiton Limited	☐	☐	☐
For	3	To re-elect Mr David Crawford as a Director of BHP Billiton Plc and BHP Billiton Limited	☐	☐	☐
For	4	To re-elect The Hon E Gail de Planque as a Director of BHP Billiton Plc and BHP Billiton Limited	☐	☐	☐
For	5	To re-elect Mr Marius Kloppers as a Director of BHP Billiton Plc and BHP Billiton Limited	☐	☐	☐
For	6	To re-elect Mr Don Argus as a Director of BHP Billiton Plc and BHP Billiton Limited	☐	☐	☐
For	7	To elect Mr Wayne Murdy as a Director of BHP Billiton Plc and BHP Billiton Limited	☐	☐	☐
For	8	To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc	☐	☐	☐
For	9	To renew the general authority to issue shares in BHP Billiton Plc	☐	☐	☐
For	10	To renew the disapplication of pre-emption rights in BHP Billiton Plc	☐	☐	☐
For	11	To approve the repurchase of shares in BHP Billiton Plc	☐	☐	☐
	12	To approve the cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited on each of the following dates:			
For		(i) 30 April 2010	☐	☐	☐
For		(ii) 17 June 2010	☐	☐	☐
For		(iii) 15 September 2010	☐	☐	☐
For		(iv) 11 November 2010	☐	☐	☐
For	13	To approve the 2009 Remuneration Report	☐	☐	☐
For	14	To approve the grant of awards to Mr Marius Kloppers under the GIS and the LTIP	☐	☐	☐

PLEASE SIGN HERE   This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3	Shareholder 4
Individual/Sole Director and Sole Company Secretary	Director/Company Secretary		

Contact Name   Contact Daytime Telephone   Date   /   /

   B H P B   E 7 5 5   043428_00VLGE

In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.